UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bainum, Bruce
   8737 Colesville Road, Suite 800
   Silver Spring, MD  20910
   USA
2. Issuer Name and Ticker or Trading Symbol
   Sunburst Hospitality Corporation (SNB)
   SNB
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   04/30/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |--    |J(1)| |635,457           |A  |           |635,457            |I     |Note 2                     |
-----------------------------------------------------------------------------------------------------------------------------------|
      "           "        |--    |G (1|V|868               |D  |           |48,208             |I     |Note 3                     |
                           |      |4)  | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
      "           "        |      |    | |                  |   |           |72,495             |I     |Note 4                     |
-----------------------------------------------------------------------------------------------------------------------------------|
      "           "        |      |G (1|V|868               |A  |           |35,890             |I     |Note 5                     |
                           |      |4)  | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
      "           "        |      |    | |                  |   |           |284,429            |I     |Note 6                     |
-----------------------------------------------------------------------------------------------------------------------------------|
      "           "        |      |    | |                  |   |           |30,447             |I     |Note 7                     |
-----------------------------------------------------------------------------------------------------------------------------------|
      "           "        |      |J (8| |635,457           |A  |           |635,457            |I     |Note 9                     |
                           |      |)   | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
      "           "        |      |G (1|V|434               |D  |           |24,161             |I     |Note 10                    |
                           |      |4)  | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
      "           "        |      |    | |                  |   |           |233,405            |I     |Note 11                    |
-----------------------------------------------------------------------------------------------------------------------------------|
      "           "        |      |    | |                  |   |           |4,110              |I     |Note 12                    |
-----------------------------------------------------------------------------------------------------------------------------------|
      "           "        |      |G (1|V|723               |A  |           |10,211             |I     |Note 13                    |
                           |      |4)  | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Liquidating distribution from Bainum Associates Limited Partnership ("BA") and MC Investments Limited
Partnership ("MC"). The Bruce Bainum Declaration of Trust was a limited partner of both BA and MC.
Note 2: Shares owned by the Bruce Bainum Declaration of Trust (the "Trust"), the sole trustee of which is Mr.
Bainum.
Note 3: The proportionate interest in shares (593,209) owned by Mid Pines Associates, L.P. by the Trust, the sole trustee of which is Mr.
Bainum.
Note 4: The proportionate interest of the Bruce Bainum Grantor Retained Annuity Trust dated September 5, 1996, the sole trustee of which is Mr. Bainum, in shares (593,209) owned by Mid Pines Associates, L.P.
Note 5: The proportionate interest of various trusts, the beneficiaries of which are Mr. Bainum's minor children in shares (593,209) owned by the Mid Pines Associates, L.P.
Note 6: The proportionate interest of the Trust in shares (1,189,290) owned by Realty Investment Company, Inc., a real estate investment and management company in which Mr. Bainum is a noncontrolling shareholder. Also includes
51,033 shares indirectly held through certain trusts for the benefit of Mr. Bainum's minor children.
Note 7: The proportionate interest of Mr. Bruce Bainum in shares (85,000) owned by Vintage Limited Partnership.
Also includes 23,363 shares owned by Mr. Bainum's minor children.
Note 8: Liquidating distribution from Bainum Associates Limited Partnership ("BA") and MC Investments Limited
Partnership ("MC"). The Roberta Bainum Irrevocable Trust was a limited partner of both BA and MC.
Note 9: Shares owned by the Roberta Bainum Irrevocable Trust. Mr. Bainum, Jr. is a co-trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
Note 10: The proportionate interest of the Roberta Bainum Irrevocable Trusts in shares (593,209) owned by Mid
Pines Associates, L.P. Mr. Bainum is a co-trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
Note 11: The proportionate interest of the Roberta Bainum Irrevocable Trust in shares (1,189,290) owned by Realty
Investment Company, Inc. Mr. Bainum is a co-trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
Note 12: The proportionate interest of the Roberta Bainum Irrevocable Trust in shares (85,000) owned by Vintage
Limited Partnership. Mr. Bainum is a co-trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
Note 13: The proportionate interest of various trusts in shares (593,209) owned by Mid Pines Associates, L.P. for the benefit of Mr. Bainum's nephews. Mr. Bainum is the trustee and his nephews are the beneficiaries. Beneficial ownership is disclaimed.
Note 14: Includes gifts from the Trust to various trusts in shares (593,209) owned by Mid Pines Associates, L.P. for the benefit of Mr. Bainum's minor children. Also includes gifts from Roberta Bainum and the Barbara Bainum
Declaration of Trust to certain trusts in shares owned by Mid Pines Associates, L.P. for the benefit of Mr. Bainum's nephews. Mr. Bainum is the trustee and his nephews are the beneficiaries. Beneficial ownership is disclaimed.
SIGNATURE OF REPORTING PERSON
Bruce Bainum
DATE
5/7/99